March 8, 2005


Securities and Exchange Commission
100 F. Street N.E.
Washington, D.C. 20549


Attention:
     Division of Corporation Finance
     Office of International Corporate Finance


TAM S.A.
Registration Statement on Form F-6
Registration Statement No. 333-132169

Dear Sir or Madam:

      In accordance with Rule 461 of Regulation C under the Securities Act of 1933, the undersigned hereby respectfully requests acceleration of effectiveness of the above-captioned Registration Statement on Form F-6 to 12:00 p.m.
(Washington D.C. time) on March 9, 2006, or as soon thereafter as practicable.

JPMorgan Chase Bank, N.A.
 as Depositary



By: /s/Joseph M. Leinhauser
    Joseph M. Leinhauser
   Vice President